UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

G-III Apparel Group, Ltd.
(Exact name of registrant as specified in its charter)

Delaware	0-18183	41-1590959
(State or other jurisdiction or incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

512 Seventh Avenue New York, New York	10018
(Address of principal executive offices)	(Zip Code)

Neal S. Nackman	(212) 403-0500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of G-III Apparel Group, Ltd. (“G-III,” “we,” “us,” or “our”) for the year ended December 31, 2016 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Company Overview

G-III designs, manufactures and markets an extensive range of apparel, including outerwear, dresses, sportswear, swimwear, women’s suits and women’s performance wear, as well as footwear, luggage and women’s handbags, small leather goods and cold weather accessories for wholesale and retail distribution.

Conflict Minerals Policy

Our Conflicts Minerals Policy is publicly available in the Investor Relations section of our website at http://www.giii.com under the heading “Corporate Communications & Governance - Conflict Minerals Policy.” Except as expressly provided herein, the information on, or that can be accessed through, our website is not part of this Form SD.

Item 1.01 Conflict Minerals Disclosure and Report

G-III has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD. The Conflicts Mineral Report is also publicly available at http://www.giii.com under the heading “Corporate Communication & Governance.”

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

G-III APPAREL GROUP, LTD.

By:	/s/ Neal S. Nackman	May 31, 2017
	Neal S. Nackman	(Date)
Chief Financial Officer

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